Exhibit 21

Subsidiaries of Sierra Bancorp

Name of Subsidiary	Jurisdiction of Incorporation
Bank of the Sierra	California
Sierra Statutory Trust II	Connecticut
Sierra Capital Trust III	Delaware
Coast Bancorp Statutory Trust II	Delaware